AM 4/1/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

S.E.C.
MAR 29 2002
586

SEC FILE NUMBER
8-26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JRL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PARK PLAZA, SUITE 1570
(No. and Street)

IRVINE (City) — CALIFORNIA (State) — 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. LARRY R. LAW — (949) 975-7891
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH, LINDEN & BASSO, LLP
(Name — *if individual, state last, first, middle name*)

5120 BIRCH STREET, SUITE 200, NEWPORT BEACH, CA 92660
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unl

AM 4/2/

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL CAPITAL CORPORATION, as of DECEMBER 31, 2001, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KAREN L. BENHAM
Commission # 1247008
Notary Public - California
Orange County
My Comm. Expires Dec 25, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous auc

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith, Linden & Basso, LLP

Accounting, Tax & Business Consulting Services

Allen L. Basso
Scott H. Harada
Gordon E. Michie
Ken D. Blaisdell

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JRL Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of JRL Capital Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith, Linden & Basso, LLP

Newport Beach, CA
March 5, 2002

JRL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Cash	$22,719
Accounts receivable	3,059
Due from parent	800
Total current assets	26,578
Equipment, net of accumulated depreciation of $10,574	3,801
Deposits	51
Total assets	$30,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$2,535
Commitments and contingencies (Note 3)	
Stockholder's Equity	
Common stock, no par value 1,000 shares authorized, issued and outstanding	5,000
Paid in capital	63,109
Accumulated deficit	(40,214)
Total stockholder's equity	27,895
Total liabilities and stockholder's equity	$30,430

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$523,653
Investment banking income	132,000
Registered investment advisor fees	6,400
Other income	455
Total revenues	662,508
Expenses:	
Commission expense	401,763
General and administrative expenses	267,419
Total expenses	669,182
Loss from operations before provision for income taxes	(6,674)
Provision for income taxes	800
Loss from operations	$ (7,474)
Earnings (loss) per share of common stock	$ (7.47)

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2001	$5,000	$68,109	$(32,740)	$40,369
Liquidating dividends paid	-	(5,000)	-	(5,000)
Loss from operations for the year ended December 31, 2001	-	-	(7,474)	(7,474)
Balance, December 31, 2001	$5,000	$63,109	$(40,214)	$27,895

See accompanying notes to financial statements

JRL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Loss from operations	$ (7,474)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	3,446
Increase in accounts receivable	(2,547)
Decrease in due from parent	22,395
Decrease in deposits	175
Increase in accounts payable	1,778
Net cash provided by operating activities	17,773
Cash flows from financing activities:	
Liquidating dividends paid	(5,000)
Net cash used in financing activities	(5,000)
Net increase in cash	12,773
Cash at beginning of year	9,946
Cash at end of year	$22,719

Supplemental disclosures of cash flows information:

Cash paid during the year for:	
Income taxes	$800
Interest	$ 0

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – ORGANIZATION

JRL Capital Corporation (the "Company") is a wholly-owned subsidiary of JRL Capital Management Group (CMG). The Company is a registered broker/dealer and is regulated by the National Association of Securities Dealers. The Company provides securities brokerage services through a small number of registered representatives licensed with the firm. This is facilitated by entering into "selling group agreements" with financial institutions that enable the Company's independent representatives to sell financial products to clients. In addition, the Company acts as a Placement Agent for private real estate and emerging business and technology investment opportunities for accredited investors. The Company does not maintain its' own security accounts or perform custodial functions related to the security transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less. The Company deposits cash in financial institutions insured by the Federal Deposit Insurance Corporation. At times, the Company's account balances may exceed the insured limits.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

The Company files as part of a consolidated return of JRL Capital Management Group. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred tax assets and liabilities are recorded based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records current and deferred taxes as if the Company were a separate taxpayer.

Bad debt reserve

Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2001, no reserves for bad debts have

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Fixed Assets

Computer equipment and furniture is recorded at cost and depreciated under a 200% declining balance method over five years and seven years respectively.

Revenue Recognition

For securities brokerage services the Company recognizes revenue upon confirmation of transactions. For real estate and technology placement services revenue is recognized upon closing of escrow.

NOTE 3 – REGULATORY REQUIREMENTS

The Company is a registered broker/dealer subject to the regulation of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. These regulations include the SEC's net capital rule, which requires the Company to maintain minimum net capital, as defined, equal to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Aggregate indebtedness and net capital change from day to day; at December 31, 2001, the Company had aggregate indebtedness of $2,535 and net capital of at least $5,000.

In management's opinion, the Company was exempt from the provisions of SEC Rule 15c3-3 for the year ended December 31, 2001, because the Company does not maintain security accounts for customers or perform custodial functions related to customer securities.

NOTE 4 – RELATED PARTY TRANSACTIONS

JRL Capital Management Group provided the Company with office space, administrative support and management services. The Company paid $21,209 for office space and administrative support and $147,000 for management fees for the year ended December 31, 2001.

SCHEDULE I

JRL CAPITAL CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital:	
Total stockholders' equity	$27,895
Deductions and/or charges:	
Non-allowable assets	
A/R > 30 days	2,680
Equipment (net of depreciation)	3,801
NASD deposit	51
	6,532
Net capital	$21,363
Aggregate indebtedness:	
Accounts payable	$ 2,535
Ratio of aggregate indebtedness to net capital:	
Net capital	21,363
Net capital requirement – greater of 6 2/3% of aggregate indebtedness or $5,000:	5,000
Net capital in excess of requirement	$16,363
Ratio: Aggregate indebtedness to net capital:	11.87%
Reconciliation of Computation of net capital:	
Net capital as originally reported:	19,562
Adjustments based on year-end audit:	
Increase in accounts receivable < 30 days	379
Increase in accounts payable	622
Increase in due from parent	800
	$21,363

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
JRL Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of JRL Capital Corporation ("the Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of internal control we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith, Linden & Basso, LLP

Newport Beach, CA
March 5, 2002

JRL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001